Sit High Income Municipal Bond Fund

Objective
The Fund seeks high current income that is exempt from federal regular income tax.

Investment Strategies
The Fund seeks to achieve its objective by investing primarily in municipal securities that are not rated by a nationally recognized statistical rating organization. The Fund's Adviser determines a comparable quality rating of the non-rated securities. The Fund seeks to maintain a minimum average credit quality rating of triple-B, including the comparable ratings of the non-rated securities as determined by the Fund's Adviser. The Fund may invest up to 60% of its assets in municipal securities rated below investment-grade.

♦ Experienced Managers

♦ Specialized Market

♦ High Level of Tax-Free Income*

*Income is free from regular federal income tax.

Symbol: SHMIX
CUSIP: 82979K407

Fund Details
Investment Style: Intermediate Municipal
Inception Date: 12/31/06
Expense Ratio: 0.96%***
Minimum Investment: $150,000

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South 8th Street
Minneapolis, MN 55402

Management
Michael C. Brilley
Paul J. Jungquist, CPA, CFA
Debra A. Sit, CFA

***The expense ratio includes management fees of 0.60%, operating expenses of 0.33% and acquired fund fee expenses of 0.03%. Operating expenses are comprised of (but not limited to) custodial, accounting, transfer agent and legal expenses, but do not reflect the Adviser's voluntary waiver of fees. Since inception of the Fund (12/31/06), through 3/31/09, the Adviser voluntarily waived fees and reimbursed expenses so that the total operating expenses did not exceed 0.85% of average daily net assets. The voluntary fee waiver was discontinued after 3/31/09. The acquired fund fee expenses reflect the estimated pro rata share of the fees and expenses of the acquired funds in which the Fund invests. For more complete information, please read the Fund's prospectus.

As of 3/31/09

Total Net Assets:	$33.7 Million		
30-Day SEC Yield:	6.57%	Average Maturity:	14.2 years
Tax-Equivalent Yield(1):	10.11%	Duration to Est. Avg. Life(3):	6.5 years
12-Month Distribution Rate(2):	5.19%	Implied Duration(3):	6.6 years

	Average Annual Total Return			
	Three Month**	Six Month**	One Year	Since Inception
Sit High Income Municipal Bond Fund	**7.50%**	**-7.29%**	**-11.45%**	**-6.98%**
Barclays Municipal Bond Index	4.22	4.99	2.27	2.22
Barclays 5-Yr. Muni High Yield	3.23	-9.05	-10.17	-4.06
Composite (50%/50%)	3.73	-2.20	-4.05	-0.91

**Cumulative returns. Fund inception: 12/31/06.

Portfolio Sector Allocation

Hospital/Healthcare	20%
Multi-Family Mortgage	18%
Other Revenue	14%
Education/Student	12%
Insured	11%
Industrial/Pollution	7%
Sectors Less than 5%	17%
Cash Equivalents	1%

Quality Ratings

AAA	2%
AA	3%
A	14%
BBB	41%
Less than BBB	10%
Other Assets/Liabilities	1%
Non-Rated	29%

Adviser's Assessment of Non-Rated

A	*2%*	*BB*	*16%*
BBB	*8%*	*<BB*	*3%*

Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data to the most recent month end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices noted.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other information; call 800-332-5580 or visit www.sitfunds.com to obtain a copy. Read the prospectus carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/09.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical interest price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain in their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.